Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Chrysler Center, 666 Third Avenue
New York, New York 10017

Jeffrey P. Schultz	212 935 3000 212 983 3115	fax
Direct dial 212 692 6732 jschultz@mintz.com

June 28, 2005

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 0511.
Washington, D.C. 20549

Re:
Services Acquisition Corp. International
Registration Statement on Form S-1
Filed February 14, 2005, as amended on April 6, 2005,
May 12, 2005 and June 1, 2005
File No. 333-122812

Ladies and Gentlemen:

        On behalf of Services Acquisition Corp. International (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") amendment no. 4 to the Registration Statement on Form S-1 (the "Amendment"), as initially filed with the Commission on February 14, 2005 and amended on April 6, 2005, May 12, 2005 and June 1, 2005. We are delivering marked complete courtesy copies of the Amendment to each of John Reynolds and Duc Dang of the Commission. Except for changes related to updating certain information, including the dealers concessions amounts and the addition of a risk factor relating to the risk of being delisted from the American Stock Exchange (on page 16 of the Amendment), there have been no additional changes to the prospectus from the pages faxed to you last week. We are also filing as Exhibit 10.15 to the Amendment the revised form of Warrant Purchase Agreement between the Insiders and Broadband Capital LLC.

        Set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letter") dated June 17, 2005 from John Reynolds, Assistant Director, Office of Emerging Growth Companies. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

General

1.
We note your response to comment two of our letter dated May 25, 2005. We did not calculate the average cost per shares "contemplating" that existing stockholders have conversion rights to their existing shares. We understand that existing shares will not benefit from the conversion feature or pro rata distribution if it occurs. We are looking at it from the prospective of the average price existing shareholders pay for their "equity stake." Because they received their initial shares at very minimal prices, they would not be affected in the same proportion by exercising their conversion rights if they decide to do so. For instance, Steven Berrard will own 5% of the company after the offering due to his current holdings. If Mr. Berrard purchased an additional 5%, and then decided to exercise his conversion rights with respect to that same 5%, he would have effectively contributed $0.6878 to the company for his original 5%. An investor who purchases l0% of your units and then decides to convert 5% of his shares will have effectively paid $8.68 per share for his 5% equity stake. As such, we are still of the opinion that the prior comment regarding incentives and disincentives applies. Please advise.

  Response:    Although, as set forth below, we believe this risk is so remote as to be immaterial, in response to this comment, the Company has added disclosure on pages 4-5 of the Amendment that states that there may also be a corresponding incentive to the Company's existing stockholders to exercise their conversion rights with respect to shares acquired in the open market after the consummation of this offering, if any, in light of the fact that the existing stockholders' weighted average cost per share (taking into account the shares acquired for a nominal amount prior to the offering in addition to those securities purchased in the aftermarket, if any) will be significantly less than the amount payable upon the exercise of the conversion right ($7.32 per share). We note, that at the date of this prospectus, none of the existing stockholders currently intends to purchase the Company's securities in the aftermarket.

  As noted in our conversation, we think the risks here are remote and immaterial. Management is involved for the value of the 20% equity stake and not for the possibility that it will make a small profit on its average price in the event that it buys common stock in the aftermarket (which it currently has no plans to do). Members of management can only make money doing so if:

    1.
    they can buy common stock in the aftermarket at less than $7.32 per share;

    2.
    the brokerage costs and time value of the money spent does not erode any profit; and

    3.
    they hold the shares for at least six months from the time of purchase until conversion (otherwise they would have to disgorge any profits under Section 16 of the Securities Exchange Act of 1934).

  We also note that if management brings to the stockholders a transaction which results in the stock trading at less than $7.32 per share, there is every likelihood that a majority of the stockholders will not approve such transaction and that at least 20% will opt for the conversion right, thus vetoing the deal. There will be no incentive for management to convert at $7.32 per share if the stock is trading higher and they could sell at a higher price. Accordingly, we believe the risk is so remote as to be immaterial. Nonetheless, we have added the disclosure requested by the Staff.

2.
In conjunction with the preceding comment. We note that because only a majority vote in favor is needed, it would appear existing shareholders in particular could intentionally vote against the business transaction to retain their right of conversion and convert if less than 20% of the public shareholders either vote against the business combination or convert their shares. Please revise to discuss this potential conflict.

  Response:    Although, as set forth above, we believe this risk is so remote as to be immaterial, in response to this comment, we have added disclosure on page 12 of the Amendment that states that because only a majority vote is needed to approve the business combination, our existing stockholders may have a conflict of interest since they could vote against the business combination with respect to any shares purchased by them in the aftermarket and could exercise their conversion rights with respect to such shares if less than 20% of the public stockholders vote against the business combination and convert their shares.

3.
In the event that the company has circulated a preliminary prospectus with respect to this offering please advise the staff as to the views of each of the company and the underwriter(s) as to the need to re-circulate a revised prospectus that reflects the revisions to the form of prospectus that have occurred since the original circulation of the preliminary prospectus.

  Response:    The Company previously circulated a preliminary prospectus dated April 6, 2005 based on the Company's Amendment No. 1 to the Registration Statement on Form S-1 which responded to the Staff's comment letter dated March 10, 2005. Since the Company circulated such preliminary prospectus, there have not been any structural changes to the transaction or any significant changes to the disclosure which would necessitate a recirculation. Accordingly, the Company and the underwriter do not believe it is necessary to re-circulate a revised preliminary prospectus.

Prospectus Summary, page 1

4.
We note your response to comment three and the additional disclosure regarding the potential use of proceeds for a deposit or lockup payment. It would appear that in the event your proceeds not held in trusts are used in this manner, that you would not have sufficient proceeds to pay for due diligence, negotiations expenses, and other expenses that are part of executing a business combination. Assuming you will not forfeit such funds and desire to proceed with a business combination, your existing shareholders would have to incur such expenses. Accordingly the potential amount they would have to expend would be substantial, and there would be a risk that they would negotiate the repayment as a term of any combination. If the target company does not agree with the nature of management's excess expenses, management may view such transaction unfavorably. Please advise or revise the appropriate sections to discuss the risks and potential conflict that results from using the available proceeds for a deposit, lockup, or no shop provision.

  Response:    In response to this comment, we have added disclosure on pages 12 and 42 of the Amendment to state that if the Company makes a deposit, down payment or funds a "no-shop" provision in connection with a potential business combination, the Company may have insufficient funds outside of the trust to pay for due diligence, legal, accounting and other expenses attendant to completing a business combination. In such event, the Company's existing stockholders may have to incur such expenses in order to proceed with the proposed business combination. As part of any such combination, such existing stockholders may negotiate the repayment of some or all of any such expenses, with or without interest or other compensation, which if not agreed to by the target business' management, could cause management to view such potential business combination unfavorably, thereby resulting in a conflict of interest.

Risk Factors, page 7

5.
Please update the disclosure in the fourth risk factor. Your reference to the number blank check companies and the amount of funds held in trust is no longer current. In addition, the risk factor should be revised to include reference to not only those offerings which are currently seeking business combination transactions, but also those proposed offerings which are currently in registration with the Commission. Please consult with your sources and revise as appropriate.

  Response:    In response to this comment, we have updated the disclosure in the fourth risk factor based on publicly available information to reference the current number of similarly structured blank check companies that have completed initial public offerings, the number of companies in registration and the approximate amount of funds held in trust by those companies which will be seeking business combination transactions.

Principal Stockholders, page 40

6.
We note your response to comment 21. It is not clear to us why existing shareholders' "confidence" could not have been evidenced by having the subject individuals purchase warrants directly from the company, which would provide the company with additional funds to spend in their search. Please advise. Also, advise why it is necessary to evidence such alignment in the aftermarket.

  Response:    While the Company's management has entertained the idea of purchasing the warrants directly from the Company, because of the resulting changes in capitalization we have instead added disclosure in the Amendment to address the Commission's concerns regarding insider trading and the possible stabilization of the trading price of the warrants. We have added disclosure on pages 45 and 54 of the Amendment stating that the existing stockholders' purchases of the warrants in the open market shall be made pursuant to plans in accordance with guidelines specified by Rule 10b5-1 under the Securities Act of 1934. In addition, we have added a risk factor on page 15 of the Amendment that states the following:

  "Our existing stockholders' obligation to purchase warrants in the open market pursuant to pre-arranged trading plans may support the market price of the warrants during the period of such plans and, accordingly, the market price of the warrants may substantially decrease upon the termination of the plans.

  Our existing stockholders have agreed, pursuant to plans in accordance with guidelines specified by Rule 10b5-1 under the Securities Exchange Act of 1934, to purchase an aggregate of up to 1,000,000 warrants at market prices not to exceed $1.20 per warrant within the twenty-trading day period commencing on the date separate trading of the warrants commences. Such plans have been entered into with Broadband Capital Management LLC, the representative of the underwriters, as of the date of this prospectus. Our existing stockholders will not have any discretion or influence with respect to such purchases and will not be able to sell or transfer any warrants purchased in the open market pursuant to such plans until following the consummation of a business combination. Such warrant purchases made pursuant to the plans may serve to support the market price of the warrants during such twenty-trading day period at a price above that which would prevail in the absence of such purchases by our existing stockholders. However, the 10b5-1 plans shall terminate at the end of the twentieth trading day after separate trading of the warrants has commenced or the earlier purchase of 1,000,000 warrants pursuant to the plans. The termination of the support provided by the purchases under the plans may materially adversely affect the trading price of the warrants."

Certain Transactions, page 45

7.
We note your response to comment 23. You have disclosed all of your private share issuances and that several individuals "may be deemed" promoters. Item 404(d) of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of Regulation C and revise to disclose the persons that "are" deemed to be promoters.

  Response:    In response to this comment, we have revised the disclosure to state that such noted individuals are deemed to be promoters.

        Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

Kenneth R. Koch, Esq. Jeffrey P. Schultz, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, NY 10017 Phone: (212) 935-3000 Fax: (212) 983-3115	Thomas E. Aucamp Services Acquisition Corp. International 401 East Olas Blvd., Ste. 1140 Fort Lauderdale, FL 33301
Very truly yours,
/s/ JEFFREY P. SCHULTZ Jeffrey P. Schultz
cc:
Securities and Exchange Commission

Duc Dang, Esq.
Mike Karney

Services Acquisition Corp. International

Thomas E. Aucamp

Littman Krooks LLP

Steven D. Uslaner, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth Koch, Esq.